Exhibit (n)

KPMG LLP 345 Park Avenue New York, NY 10154-0102

Consent of Independent Registered Public Accounting Firm
We consent to the use of our report dated May 19, 2025, with respect to the financial statements of Blue Owl Alternative Credit Fund, included herein and to the references to our firm under the headings “Summary of Terms--Independent Accountants” and “Independent Registered Public Accounting Firm” in the Prospectus.
New York, New York
August 7, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.